UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X]           Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2011.

OR

[ ]           Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from   _____________      to    ______________

Commission File Number 0-13163

A.           Full title of the plan and the address of the plan, if different from that of the issuer named below:

Acxiom Corporation
Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Acxiom Corporation
601 E. Third Street
Little Rock, AR  72201

ACXIOM CORPORATION
RETIREMENT SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 31, 2011 and 2010

(With Report of Independent Registered Public Accounting Firm Thereon)

ACXIOM CORPORATION
RETIREMENT SAVINGS PLAN

Table of Contents
Page

Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Benefits – December 31, 2011 and 2010	2

Statement of Changes in Net Assets Available for Benefits – Year ended December 31, 2011	3

Notes to Financial Statements	4

Supplemental Schedule

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) – December 31, 2011	14

 NOTE:        All other supplemental schedules have been omitted because they are not applicable or are not required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure
under the Employee Retirement Income Security Act of 1974, as amended.

Exhibits
Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

The Plan Administrator
Acxiom Corporation Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Acxiom Corporation Retirement Savings Plan (the Plan) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Acxiom Corporation Retirement Savings Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG, LLP

Dallas, Texas
June 27, 2012

ACXIOM CORPORATION
RETIREMENT SAVINGS PLAN
Statements of Net Assets Available for Benefits
December 31, 2011 and 2010
	2011	2010
Assets:
Noninterest-bearing cash	$4,293	20,163
Investments, at fair value:
Acxiom Corporation common stock	41,123,607	50,862,676
Participant brokerage accounts	2,810,180	3,118,673
Mutual funds	246,539,865	250,305,612
Common collective trust funds	41,445,821	37,682,212
Total investments at fair value	331,919,473	341,969,173
Notes receivable from participants	7,728,492	7,025,643
Net assets available for benefits before adjustment	339,652,258	349,014,979
Adjustment from fair value to contract value for fully
benefit-responsive investment contracts	(1,175,446)	(1,088,782)
Net assets available for benefits	$338,476,812	347,926,197
See accompanying notes to financial statements.

ACXIOM CORPORATION
RETIREMENT SAVINGS PLAN
Statement of Changes in Net Assets Available for Benefits
Year ended December 31, 2011
Investment income (loss):
Dividends	$8,848,382
Interest	346,491
Net depreciation in fair value of investments	(26,957,374)
(17,762,501)
Contributions:
Participants	18,704,102
Employer	6,755,334
Rollovers	1,821,376
27,280,812
Deductions from net assets attributed to:
Benefits paid to participants and beneficiaries	18,845,689
Plan expenses	122,007
Total deductions	18,967,696
Net decrease in net assets available for benefits	(9,449,385)
Net assets available for benefits, beginning of year	347,926,197
Net assets available for benefits, end of year	$338,476,812
See accompanying notes to financial statements.

ACXIOM CORPORATION
RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2011 and 2010

(1)	Plan Description

The following description of the Acxiom Corporation Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the plan agreement (the Agreement) for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan covering substantially all employees of Acxiom Corporation and its domestic subsidiaries (Acxiom, the Company, or the Employer). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The investment committee, as appointed by the board of directors, is the administrator for the Plan.

(b)	Participation

Employees of the Company may participate in the Plan upon commencement of employment, except for those employees, if any, who already receive retirement benefits in connection with a collective bargaining agreement, certain nonresident employees, and leased employees.

(c)	Contributions

The Plan includes a 401(k) provision whereby each nonhighly compensated participant may defer up to 30% of annual compensation, not to exceed limits determined under Section 415(c) of the Internal Revenue Code (IRC). Deferrals for highly compensated participants are limited to meet nondiscrimination requirements of the IRC and are currently limited to 6% of annual compensation.

The Plan provided a discretionary matching contribution of 50% of deferrals for deferrals up to 6% (maximum matching contribution of 3%) through June 30, 2009. Effective July 1, 2009, the discretionary matching contribution was reduced to 0%. Effective April 1, 2010, the discretionary matching contribution was reinstated at 25% of deferrals up to 6%. Effective October 1, 2010, the discretionary matching contribution was reinstated in full, such that the total amount of the match was 50% of deferrals for deferrals up to 6%.

Participant contributions to the Plan are invested as directed by participants into various investment options. The Company’s matching contributions are made with Acxiom common stock and are recorded based on the fair value of the common stock at the date contributed. During the years ended December 31, 2011 and 2010, the Company contributed 486,649 and 186,070 shares, respectively, of Acxiom common stock. Immediately upon deposit into the Plan, the match shares are 100% diversifiable, at the election of the participant, among the other investment options with the Plan.

(d)	Participant Accounts

Each participant’s account is credited with the participant’s contribution, rollovers, if any, the Company’s matching contribution, and discretionary contributions, if any, and is adjusted for investment income/losses and expenses. Allocations of income/losses and expenses are made according to formulas specified in the Agreement based on participant compensation or account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

ACXIOM CORPORATION
RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2011 and 2010

(e)	Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000, less the highest outstanding balance in the previous 12 months or 50% of their vested account balance. Loans are repayable through payroll deductions ranging up to five years unless the loan is for the purchase of a primary residence, in which case the loan can be repaid over ten years. The loans are secured by the balance in the participant’s account and bear interest at the prime rate in effect at the date of the loan plus 1.0%. The interest rates on outstanding participant loans at December 31, 2011 and 2010 range from 4.25% to 10.25%, with maturity dates ranging from January 2012 to August 2021.

(f)	Vesting

Participants are immediately vested in their voluntary contributions, rollovers, if any, and the earnings thereon. Participants are vested in the remainder of their accounts based on years of service, whereby partial vesting occurs in 20% increments beginning after two years of service until participants become fully vested after six years of service. If applicable, nonvested portions of company contributions are forfeited as of an employee’s termination date and are used to reduce future company matching contributions or to pay plan expenses.

At December 31, 2011 and 2010, forfeited nonvested accounts totaled $14,466 and $14,131, respectively. These accounts will be used to reduce future employer contributions. During 2011, $301,589 of participants’ accounts was forfeited, and employer contributions were reduced by $281,796 from forfeited nonvested accounts. During 2011, the forfeiture account balance was decreased by $19,458 on the fair market value of the investments held in the account.

(g)	Investment Options

Upon enrollment in the Plan, a participant may direct employee contributions in any of 29 mutual funds, two common collective trust funds, or the Acxiom common stock fund. In addition, participants have the option to open a self-directed brokerage account with T. Rowe Price in order to invest in numerous other stocks, bonds, and mutual funds.

The Plan’s investment in the T. Rowe Price Stable Value Fund (the Fund), a common trust fund, holds substantial investments in guaranteed investment contracts, bank investment contracts, and synthetic investment contracts. The value of the Fund reflects the value of the underlying contracts, which consist of changes in principal value, reinvested dividends, and capital gains distributions. The stated interest rates of the contracts vary and the average yield for the years ended December 31, 2011 and 2010 were 2.93% and 4.02%, respectively, after expenses.

The Plan’s investment in the T. Rowe Price Equity Index Trust (the Trust), a common trust fund, holds substantial investments in common stocks of companies that comprise the S&P Index. The returns from the investments vary and the average yield for the years ended December 31, 2011 and 2010 were 5.08% and 15.14%, respectively, after expenses.

ACXIOM CORPORATION
RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2011 and 2010

(h)	Benefits Paid to Participants and Beneficiaries

Benefits paid upon retirement, death, or disability are made in the form of a lump-sum payment of cash or common stock of the Company. If a participant receives benefits prior to retirement, death, or disability, the benefits paid from the participant’s employer contribution account shall not exceed the participant’s vested balance therein.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

(b)	New Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Board (ASU) 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS. ASU 2011-04 generally provides a uniform framework for fair value measurements and related disclosures between U.S. generally accepted accounting principles (GAAP) and International Financial Reporting Standards (IFRS). Additional disclosure requirements in the update include: (1) for Level 3 fair value measurements, quantitative information about unobservable inputs used, a description of the valuation process used by the entity, and a qualitative discussion about the sensitivity of the measurements to changes in the unobservable inputs; (2) for an entity’s use of a nonfinancial asset that is different from the asset’s highest and best use, the reason for the difference; (3) for financial instruments not measured at fair value but for which disclosure of fair value is required, the fair value hierarchy level in which the fair value measurements were determined; and (4) the disclosures of all transfers between Level 1 and Level 2 of the fair value hierarchy. This update is effective for annual and interim periods beginning on or after December 31, 2011. The Plan will adopt ASU 2011-04 for the year ended December 31, 2012 and does not expect a significant impact on the financial statements.

(c)	Fair Value Measurements

The Plan applies the provisions of Accounting Standards Codification (ASC) 820, Fair Value Measurements. ASC 820 defines fair value, establishes a framework for measuring fair value, and expands disclosure about assets and liabilities measured at fair value. Specifically, ASC 820:

•
Defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, and establishes a framework for measuring fair value;

•
Establishes a three-level hierarchy based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and lowest priority to unobservable inputs (Level 3); and

•	Expands disclosures about instruments measured at fair value.

ACXIOM CORPORATION
RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2011 and 2010

The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 – Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument. These are inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The following tables present a summary of the Plan’s investments measured at fair value as of December 31, 2011 and 2010:
	Investments at fair value as of December 31, 2011
				Total
				carrying
	Quoted	Significant		value in
	prices	other		statement
	in active	observable	Unobservable	of net assets
	market	inputs	inputs	available
	(Level 1)	(Level 2)	(Level 3)	for benefits
Acxiom Corporation common
stock (a)	$41,123,607	—	—	41,123,607
Common and collective
trusts (b):
Money market	—	33,704,843	—	33,704,843
Large cap equity	—	7,740,978	—	7,740,978
Mutual funds (b):
Fixed income	20,547,261	—	—	20,547,261
Balanced	71,078,067	—	—	71,078,067
Large cap equity	67,734,213	—	—	67,734,213
Mid cap equity	36,681,241	—	—	36,681,241
Small cap equity	33,907,734	—	—	33,907,734
International equity	16,591,349	—	—	16,591,349
Participant-directed brokerage
accounts (a) (b)	2,810,180	—	—	2,810,180
Total investment
assets at fair
value	$290,473,652	41,445,821	—	331,919,473

ACXIOM CORPORATION
RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2011 and 2010

	Investments at fair value as of December 31, 2010
				Total
				carrying
	Quoted	Significant		value in
	prices	other		statement
	in active	observable	Unobservable	of net assets
	market	inputs	inputs	available
	(Level 1)	(Level 2)	(Level 3)	for benefits
Acxiom Corporation common
stock (a)	$50,862,676	—	—	50,862,676
Common and collective
trusts (b):
Money market	—	30,123,274	—	30,123,274
Large cap equity	—	7,558,938	—	7,558,938
Mutual funds (b):
Fixed income	19,166,235	—	—	19,166,235
Balanced	68,174,684	—	—	68,174,684
Large cap equity	70,368,176	—	—	70,368,176
Mid cap equity	38,142,530	—	—	38,142,530
Small cap equity	34,360,409	—	—	34,360,409
International equity	20,093,578	—	—	20,093,578
Participant-directed brokerage
accounts (a) (b)	3,118,673	—	—	3,118,673
Total investment
assets at fair
value	$304,286,961	37,682,212	—	341,969,173

Following is a description of the valuation methodologies used for assets measured at fair value. See also note 2(d) for more information.

(a)	Common stock: Valued at the closing price reported in the active market in which the individual securities are traded.

ACXIOM CORPORATION
RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2011 and 2010

(b)
Common and collective trusts; mutual funds: Valued at the net asset value (NAV) of shares held by the Plan at year-end. The following table summarizes the Plan’s investments in common collective trusts with a reported fair value using NAV per share:

					Redemption
	Fair value as of December 31,		Unfunded	Redemption	Notice
	2011	2010	Commitment	Frequency	Period
T. Rowe Price Stable
Value Fund	$33,704,843	$30,123,274	$—	Daily	None
T. Rowe Price Equity
Index Fund	7,740,978	7,558,938	—	Daily	90 Days

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement as of the reporting date. There have been no transfers of investments between Level 1 and Level 2 of the fair value hierarchy during the year ended December 31, 2011.

(d)	Investment Valuation and Income Recognition

The Plan’s investments in mutual funds, Acxiom common stock, and participant brokerage accounts are stated at fair value, based upon quoted market prices. Investments in common collective trust are valued based on their NAV as determined by the trustee, based on the fair value of the underlying assets. Investment contracts held by a defined contribution plan are required to be recorded at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan’s T. Rowe Price Stable Value Common Trust Fund invests in investment contracts. The statements of net assets available for benefits present the fair value of the investments in the collective trust as well as the adjustment of the investments in the collective trust from fair value to contract value relating to the investment contracts. The statement of changes in net assets available for benefits is prepared on contract-value basis.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest is recorded as earned. Net appreciation/depreciation in fair value of investments represents realized gains (losses) on investments sold and unrealized appreciation (depreciation) on investments held at year-end.

(e)	Notes Receivable from Participants

Notes receivable from participants are stated at amortized cost, which represents the unpaid principal balance plus accrued interest.

ACXIOM CORPORATION
RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2011 and 2010

(f)	Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(g)	Payment of Benefits

Benefits are recorded when paid.

(3)	Investments

The fair value of individual investments representing 5% or more of net assets available for benefits as of December 31 is as follows:

		2011		2010
		Number of		Number of
		shares or		shares or
		units	Fair value	units	Fair value
**	Acxiom Corporation common
	stock	3,368,027	$41,123,607	2,965,754	$50,862,676
Mutual funds:
**	T. Rowe Price Equity Income
	Fund	1,079,734	24,898,671	1,075,443	25,477,233
**	T. Rowe Price Balanced Fund	1,199,617	22,720,747	1,193,884	23,041,970
**	T. Rowe Price Growth Stock
	Fund	750,483	23,887,888	768,921	24,720,797
**	T. Rowe Price Small-Cap
	Value Fund	600,135	20,692,645	600,080	21,680,877
**	T. Rowe Price Mid-Cap
	Growth Fund	576,634	30,405,911	552,545	32,340,474
	American Funds Europacific
	Growth	472,823	16,591,349	486,410	20,093,578
Common collective trust funds:
**	T. Rowe Price Stable Value
	Fund	32,529,397	33,704,843	29,034,492	30,123,274
**	Party in interest to the Plan.

ACXIOM CORPORATION
RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2011 and 2010

The Plan’s investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value are as follows:

2011
Acxiom common stock	$(15,123,606)
Common collective trust	155,916
Mutual funds	(11,734,787)
Participant brokerage accounts	(254,897)
$(26,957,374)

(4)	Plan Administration

The Plan is administered by the Company. T. Rowe Price Trust Company (T. Rowe Price) is the recordkeeper and trustee of the Plan.

(5)	Tax Status

The Internal Revenue Service (IRS) has determined and informed the Company in a letter dated November 24, 2009, that the Plan is designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. The plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

GAAP require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan and concluded that as of December 31, 2011 and 2010, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

(6)	Related Party Transactions

Certain investments represent mutual funds managed by T. Rowe Price, the trustee. In addition, non interest-bearing cash of $4,293 at December 31, 2011 is held by T. Rowe Price. Accordingly, these transactions qualify as related party transactions. Other related party transactions involve the common stock of the Company and notes receivable from participants. During 2011 and 2010, total fees paid to related parties were $122,007 and $124,611, respectively.

ACXIOM CORPORATION
RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2011 and 2010

(7)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2011 and 2010 to the Form 5500:

	2011	2010
Net assets available for benefits per financial statements	$338,476,812	347,926,197
Adjustment from fair value to contract value for fully
benefit-responsive investment contracts	1,175,446	1,088,782
Net assets available for benefits per Form 5500	$339,652,258	349,014,979

The following is a reconciliation of investment income (loss) per the financial statements to the Form 5500:

December 31,
2011
Total investment loss per financial statements	$(17,762,501)
Add adjustment from fair value to contract value for fully benefit-responsive
investment contracts	1,175,446
Less prior year correction of contract value for fully benefit-responsive
investment contracts	(1,088,782)
Total investment loss per Form 5500	$(17,675,837)

(8)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon complete discontinuance of contributions, termination, or partial termination of the Plan, participants will become 100% vested in their accounts. Upon full termination of the Plan, the value of such accounts shall be distributed as provided in the Plan.

(9)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and those changes could materially affect the amounts reported in the statements of net assets available for benefits.

ACXIOM CORPORATION
RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2011 and 2010

Recent market conditions have resulted in a high degree of volatility and increased the risks and short-term liquidity associated with certain investments held by the Plan, which could impact the value of investments after the date of these financial statements. Due to uncertainties inherent in the estimations and assumptions process, it is at least reasonably possible that changes in these estimates and assumptions in the near term would be material to the financial statements.

				Supplemental Schedule
ACXIOM CORPORATION
RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2011
Identity of issuer, borrower,
lessor, or similar party		Description	Shares	Fair value
*	Acxiom Corporation	Common stock	3,368,027	$41,123,607
	Participant Brokerage Accounts	Tradelink Investments	2,810,180	2,810,180
*	T. Rowe Price	Mutual funds:
		PIMCO Total Return Instl.	866,655	9,420,542
		American Funds Growth Fund of America – R5	344,087	9,868,408
		Prime Reserve Fund	162	162
		Retirement Income Fund	50,548	654,595
		Retirement 2005 Fund	43,723	488,821
		Retirement 2010 Fund	90,340	1,356,901
		Retirement 2015 Fund	236,867	2,742,917
		Retirement 2020 Fund	466,971	7,429,513
		Retirement 2025 Fund	630,309	7,298,977
		Retirement 2030 Fund	635,016	10,503,166
		Retirement 2035 Fund	500,166	5,831,937
		Retirement 2040 Fund	536,852	8,895,645
		Retirement 2045 Fund	102,516	1,130,753
		Retirement 2050 Fund	60,025	555,227
		Retirement 2055 Fund	32,012	292,587
		BlackRock Global Allocation, I	34,657	632,150
		Harbor International Fund	10,371	543,969
		Ivy Asset Strategy Class I	24,092	540,871
		American Funds Europacific Growth – R5	472,823	16,591,349
		J P Morgan Mid-Cap Value Instl.	264,224	6,275,330
		Growth Stock Fund	750,483	23,887,888
		Eagle Small Cap Growth R5	117,343	4,493,048
		New Horizons Fund	281,084	8,722,041
		Small-Cap Value Fund	600,135	20,692,645
		Mid-Cap Growth Fund	576,634	30,405,911
		Balanced Fund	1,199,617	22,720,747
		Equity Income Fund	1,079,734	24,898,671
		Spectrum Income Fund	903,876	11,126,719
		Spectrum Growth Fund	506,428	8,538,375
		Total mutual funds		246,539,865
		Common collective trust funds:
*	T. Rowe Price	Stable Value Fund – Sch A	32,529,397	33,704,843
*	T. Rowe Price	Equity Index Trust	190,103	7,740,978
		Total common collective trust funds		41,445,821
*	Notes receivable from participants, interest rates range from 4.25% – 10.25%			7,728,492
	and maturities of January 2012 to August 2021
		Noninterest-bearing cash		4,293
		Total investments		$339,652,258
Historical cost information is not presented on this schedule, as all investments are participant directed.
*	Indicates a party in interest to the Plan.
See accompanying report of independent registered public accounting firm.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, Acxiom Corporation has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Acxiom Corporation
As Sponsor and Administrator of the
Acxiom Corporation Retirement Savings Plan

Date: June 27, 2012                                                                           By: /s/ Jerry C. Jones
                                 Jerry C. Jones
         Chief Legal Officer & Sr. Vice President